Exhibit 99.1

NEWS RELEASE
Precision Drilling  To Acquire
Service Rigs from Rick’s Well Servicing Ltd.

Calgary, Alberta, Canada – July 21, 2008

Precision Drilling Trust is pleased to announce that Precision Drilling Corporation (“Precision”) entered into an agreement on July 18, 2008 to acquire six service rigs and related equipment from Rick’s Well Servicing Ltd. (“RWS”).  RWS is a privately owned company based in Virden, Manitoba.  Mr. Rick Mailhiot, President of RWS, has agreed to join the Precision Well Servicing division as Area Manager.  In addition, all other current RWS employees will be offered opportunities with Precision.

The acquisition will strengthen Precision’s high-performance, high-value capabilities in the region.  These rigs will continue to be focused on the Bakken and Sinclair plays in south-eastern Saskatchewan and south-western Manitoba.  The acquisition is expected to close on July 31, 2008.

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

This news release contains statements that may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements about Precision's proposed acquisition of RWS and the impact of that acquisition on Precision’s capabilities in that area.   Readers are cautioned not to place undue reliance on such forward-looking information. Forward-looking information is based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Precision and described in the forward-looking information contained in this news release.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone 403.716.4500, Fax 403.264.0251; website: www.precisiondrilling.com.